UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. Alden Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road, Suite 837
(No. and Street)

Jenkintown	PA	19477
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter A. Engelbach (215) 572-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Peter A. Engelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Alden Associates, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROL BLENDER, Notary Public
Abington Twp., Montgomery County
My Commission Expires May 22, 2021

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A report on Internal Accounting Control
- [X] (p) A report on the exemption provision to Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. ALDEN ASSOCIATES, INC.

REPORT CONTAINING FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2017

AND

ACCOUNTANT'S REPORT THEREON PURSUANT TO RULE 17A-5

OF THE SECURITIES AND EXCHANGE COMMISSION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

DECEMBER 31, 2017

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

To The Board of Directors of:
J. Alden Associates, Inc.

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc. as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of J. Alden Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alden Associates, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of J. Alden Associates, Inc.'s financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of J. Alden Associates, Inc.'s management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the



information presented in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 21, 2018

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS
Cash	$	473,083
Restricted Cash		25,040
Receivables From Brokers and Dealers		5,249
Receivables From Non-Customers		179,471
Prepaid Expenses		9,021
Total Current Assets	$	691,864

FURNITURE AND EQUIPMENT
Furniture and Equipment, at Cost
Net of Accumulated Depreciation of $78,805	6,137

OTHER ASSETS
Security Deposits		2,315
TOTAL ASSETS	$	700,316

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Accounts Payable and Accrued Expenses	$	608,281
Accrued Payroll Taxes		1,092
Total Current Liabilities		609,373

STOCKHOLDER'S EQUITY
Common Stock, 2,000 shares authorized, 1,303 issued,
1073 shares outstanding, no par value, no stated value	142,804
Accumulated Deficit	(29,448)
Less: Common Stock in Treasury, 230 shares at cost	(22,413)
Total Stockholder's Equity	90,943

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	700,316

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Commissions	$	455,207
Interest and Dividends		3,758
Mutual Fund Fees		72,125
Other Income		1,132,334
Total Revenues		1,663,424
Expenses		
Commission Expense		1,207,433
Employee Compensation and Benefits		241,069
Clearance Fees		36,321
Professional Fees		24,838
Travel and Entertainment		22,470
Occupancy Expense		24,504
Communication Expense		21,033
Taxes, Other than Income Taxes		23,289
Equipment Rental		1,817
Other Operating Expenses		64,593
Total Expenses		1,667,367
Net Loss	$	(3,943)

The notes to financial statements are an integral part of these financial statements.

- 4 -

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Common Stock, no par Value, 2000 Shares Authorized,	
1303 Shares Issued	
Shares Outstanding, January 1, 2017	1,073
Shares Outstanding December 31, 2017	1,073
Balance, at Cost, Beginning and End of Year	$ 142,804
Accumulated Deficit	
Balance, January 1, 2017	$ (6,065)
Net Loss	(3,943)
Distributions to Stockholder	(19,440)
Balance, December 31, 2017	$ (29,448)
Treasury Stock	
Shares, January 1, 2017	230
Shares, December 31, 2017	230
Balance, at Cost, Beginning and End of Year	$ (22,413)
Total Stockholder's Equity	$ 90,943

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

Subordinated Borrowings at January 1, 2017	$ 0
Changes In Subordinated Borrowings	0
Subordinated Borrowings at December 31, 2017	$ 0

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities:	
Net Loss	$ (3,943)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation Expense	2,230
(Increase) In Assets	
Receivables from Brokers and Dealers	(323)
Receivables from Non-Customers	(150,439)
Prepaid Expenses	(2,420)
Increase (Decrease) In Liabilities:	
Accounts Payable and Accrued Expenses	231,651
Accrued Payroll Taxes	559
Total Adjustments	81,258
Net Cash Provided by Operating Activities	77,315
Cash Flows From Investing Activities:	
Purchase of Furniture and Equipment	(224)
Net Cash Used By Investing Activities	(224)
Cash Flows From Financing Activities:	
Distributions to Stockholder	(19,440)
Net Cash Used By Financing Activities	(19,440)
Net Increase In Cash	57,651
Cash - January 1, 2017	440,472
Cash - December 31, 2017	498,123
Supplemental Cash Flows Disclosures:	
Interest Paid	$ - 0 -

The notes to financial statements are an integral part of these financial statements.

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. ("Company") was incorporated on November 3, 1995. The Company received its license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells investment and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESTRICTED CASH

Restricted cash consists of a reserve requirement of $25,000 per agreement with the clearing broker/dealer, and earnings thereupon.

RECEIVABLES FROM BROKERS AND DEALERS AND NON-CUSTOMERS

The Company considers receivables from brokers and dealers and non-customers to be fully collectible at December 31, 2017; accordingly, no allowance for doubtful accounts has been recorded. Bad debt expense was $ - 0 – for the year ended December 31, 2017.

Management monitors outstanding balances and account balances are charged off after all means for collection have been exhausted and the potential for collection is remote. The Company does not have off-balance sheet credit exposure related to the receivables

The notes to financial statements are an integral part of these financial statements.

Note 1, Continued

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is provided on a straight-line basis, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Computer Equipment	3 Years
Office Equipment	5 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

COMMISSIONS

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES

The Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2014 through 2017 are subject to examination by the taxing authorities, generally for three years after they were filed.

The notes to financial statements are an integral part of these financial statements.

Note 2

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2017 consists of the following:

Furniture	$ 66,714
Computer Equipment	14,556
Office Equipment	3,672
Total	84,942
Less: Accumulated Depreciation	78,805
Net Furniture and Equipment	$ 6,137

Depreciation expense for the year ended December 31, 2017 was $2,230.

Note 3

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities. Rent expense incurred for the year ended December 31, 2017 was $24,504. As of December 31, 2017, the remaining future minimum lease payments are as follows:

December 31, 2018	$ 9,885

The notes to financial statements are an integral part of these financial statements.

Note 4

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one (21) years and have provided service to the Company in one of the preceding five (5) years. Contributions are at the discretion of Management. For the year ended December 31, 2017, there was no discretionary contribution.

Note 5

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of the aggregate indebtedness, whichever is greater. At December 31, 2017 the Company had net capital of $62,303 which was $21,678 in excess of the $40,625 required to be maintained at that date. The Company's net capital ratio was 9.78 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Note 6

SUBSEQUENT EVENTS

Management has evaluated events through February 21, 2018, the date on which the financial statements were issued.

Note 7

CONTINGENCIES

In the normal course of business, there can be various claims against the Company. In the opinion of the Company's management and counsel, the amount of such losses that might result from these claims, if any, would not materially affect the Company's financial position.

The notes to financial statements are an integral part of these financial statements.

Note 8

CONCENTRATIONS

The Company maintains cash accounts at several financial institutions. Cash balances at each financial institution in excess of $250,000 exceed the insurable limit as allowed by FDIC. At times, cash balances may exceed insurable amounts.

The Company maintains cash and investments at a brokerage firm in which cash and securities are protected from loss by the Securities Investor Protection Corporation (SIPC). The limit of SIPC protection is $500,000, which includes a $250,000 limit for cash. At times, balances may exceed insurable amounts.

Note 9

COMMON STOCK – SUBSEQUENT EVENT

The shareholder has entered into an agreement effective March 2, 2018 to sell thirty percent (30%) of his outstanding shares (391 shares) on March 2, 2018, January 1, 2019 and January 1, 2020, respectively.

Note 10

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for the annual reporting periods beginning after December 15, 2018. The Company has selected a transition method to recognize a cumulative effective change to opening retained earnings as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

The notes to financial statements are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	90,943
Add:		
A. Subordinated Borrowings Allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Liabilities		90,943
Deductions and/or Charges		
A. Non-Allowable Assets		
Receivables From Non-Customers	$	11,167
Furniture and Equipment		6,137
Other Assets		11,336
Total Deductions/and or Charges		28,640
Net Capital		62,303

AGGREGATE INDEBTEDNESS
  Items Included in Statement of Financial Condition:

Accounts Payable, Accrued and Other Liabilities	$	609,373

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	40,625
Ratio: Aggregate Indebtedness to Net Capital		9.78 To 1

RECONCILATION WITH COMPANY'S COMPUTATION

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	62,303
Net Audit Adjustments		0
Net Capital Per Above	$	62,303

The notes to financial statements are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The notes to financial statements are an integral part of these financial statements

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

1. Customers' fully paid securities and excess margin securities not
    in the respondent's possession or control as of the report date
    (for which instructions to reduce to possession or control had been
    issued as of the report date but for which the required action
    specified under Rule 15c3-3): $____0

    A. Number of Items $____0

2. Customers' fully paid securities and excess margin securities for
    which instructions to reduce to possession or control had not been
    issued as of the report date, excluding items arising from "temporary
    lags, which result from normal business operations" as permitted
    under Rule 15c3-3: $____0

    A. Number of Items $____0

The notes to financial statements are an integral part of these financial statements

**Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)**

To The Board of Directors of:
J. Alden Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by J. Alden Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating J. Alden Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. J. Alden Associates, Inc.'s management is responsible for J. Alden Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express



such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 21, 2018

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
J. Alden Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which J. Alden Associates, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo and Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 21, 2018

J. Alden Associates, Inc.

Peter A. Engelbach
President

The Pavilion
P.O. Box 744
Jenkintown, PA 19046
(215) 572-8700
www.j-alden.com

EXEMPTION REPORT

Firm Assertions

We confirm to the best of our knowledge and belief that:

1. J. Alden Associates, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2017 to December 31, 2017.
2. J. Alden Associates, Inc. met the identified exemption provisions in SEC Rule 15c3 (k)(2)(ii) throughout the calendar year January 1, 2017 to December 31, 2017 without exemption.

Sign: _____ Date: 2/18/18

Officer: _____President_____